Exhibit 21

List of Subsidiaries

FiberMark (HONG KONG) Limited

FiberMark North America, Inc., a Delaware corporation

FiberMark SARL, a limited company organized pursuant to the laws of France

Thetapoenicis Beteiligungs GmbH, a limited company organized pursuant to the laws of Germany

Zetaphoenicis Beteiligungs GmbH, a limited company organized pursuant to the laws of Germany